12014189

UN
SECURITIES AN
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49477

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2 2012
WASH DC
310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.B. Graham & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Katella, 2nd Floor
(No. and Street)

Orange (City) CA (State) 92867 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce E. Graham 714-628-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE E. GRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. B. GRAHAM & COMPANY, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT / CEO

Title

William L. Graham

Notary Public

WILLIAM L. GRAHAM
Commission # 1871410
Notary Public - California
Orange County
My Comm. Expires Nov 14, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B.B. Graham & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

I have audited the accompanying statement of financial condition of B.B. Graham & Company, Inc. (the Company) as of December 31, 2011 and related statements of income (loss), changes in shareholder's equity and statement of changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2011 and the results of its income (loss), shareholder's equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 18, 2012

B.B. Graham & Company, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash		
Checking		$ 126,811
Money market		104,513
Total cash		231,324
Clearing brokers deposits		50,000
Commissions receivable		129,446
Other receivable - allowable		209
Other receivable - non allowable		103
Prepaid insurance		14,197
Property and Equipment, at cost, net of accumulated depreciation of $39,637		0
Total Assets		$ 425,279

Liabilities and Shareholder's Equity

Liabilities		
Accrued expenses		$ 9,196
Commissions payable		234,365
Credit card payable		1,230
Salary and payroll tax payable		39,300
Insurance payable		15,333
Total Liabilities		299,424
Shareholder's Equity		
Common stock, $.01 par value, 1,000,000 shares authorized; 10,000 shares outstanding	$ 100	
Paid-in capital	309,900	
Retained (deficit)	(184,145)	125,855
Total Liabilities and Shareholder's Equity		$ 425,279

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Statement of Income (Loss)
December 31, 2011

Revenues	
Commissions	$ 3,068,029
Mutual funds	559,247
Insurance income	692,991
Interest income	22,459
Other income	130,035
Total Revenues	4,472,761
Operating Expenses	
Total Operating Expenses - Page 12	4,557,124
(Loss) Before Tax Provision	(84,363)
Income Tax Provision	800
Net Income (Loss)	$ (85,163)

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2011

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2010	10,000	$ 100	$334,900	$ (98,982)	$236,018
Capital Distribution			(25,000)		(25,000)
Net (Loss)				(85,163)	(85,163)
Balance, December 31, 2011	10,000	$ 100	$309,900	$(184,145)	$125,855

See accompanying notes to financial statements

B.B. Graham & Company, Inc.

Statement of Changes in Financial Condition

December 31, 2011

Cash Flows from Operating Activities:	
Net (Loss)	$ (85,163)
Depreciation and amortization	0
Changes in operating assets and liabilities:	
Commissions receivable	139,047
Other receivable - allowable	116
Other receivable - non allowable	7,020
Prepaid insurance	516
Accrued expense	1,450
Commissions payable	(103,520)
Credit card payable	664
Salary and payroll tax payable	17,019
Insurance payable	5,073
Net cash used from operating activities	(17,778)
Cash Flows for Investing Activities:	0
Cash Flows from Financing Activities:	
Capital distribution	(25,000)
Net decrease in cash	(42,778)
Cash at beginning of year	274,102
Cash at December 31, 2011	$ 231,324
Supplemental Cash Flow Information	
Cash paid for interest	$ 1,677
Cash paid for income tax	$ 5,345

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

B.B. Graham & Company, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing broker.

The Company has offices in Arizona, California, Florida, Georgia, Illinois, Louisiana, Maryland, New York and Texas.

Property, Equipment and Depreciation – Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)
Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards (SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 2 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

NOTE 3 - PROVISION FOR INCOME TAXES

The Company files its Federal tax return on the cash basis. There are no Federal and state taxes owed due to net loss from operations and an operating loss carry forward. The provision for income taxes for the year consists of the following:

Federal	$ 0
State – Minimum tax	800
	$800

The Company has available at December 31, 2011, unused operating loss carry-forwards of approximately $98,000, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $20,000. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 4 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See pages 9 and 10 for the net capital computation.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company's sole shareholder purchased an office building and entered into a lease agreement to rent part of the building to the Company. The rent $15,000 per month, and an off-site storage fee is $750 per month. For the year 2011 the rent and storage expense were $165,000 and $9,000 respectively. Furthermore, the Company received $750 per month as technology fee income from an affiliated Company, as well as a one-time payment of $5,000. In 2011 the total from the affiliated company was $14,000. Also in 2011, the Company was reimbursed by the affiliate for its portion of the E & O insurance premiums, totaling $5,846. In 2011, the landlord forgave one month of office rent to the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In the normal course of the securities business the Company could be named as a defendant or plaintiff in litigation. The Company was the plaintiff in a trademark lawsuit which was resolved in 2011 with the Company expecting to receive licensing income in the future.

NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through January 18, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

B.B. Graham & Company, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2011

Computation of Net Capital

Total ownership equity from statement of financial condition	$125,855
Nonallowable assets - other receivables (page 10)	14,300
Haircut - 2% on money market account (page 10)	2,090
Net Capital	$109,465

Computation of Net Capital Requirements

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 19,962
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 19,962
Excess Capital	$ 89,503
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 79,523

Computation of Aggregate Indebtedness

Total liabilities	$299,424
Aggregate indebtedness to net capital	274%

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited net capital	$109,465
Audited Net Capital	$109,465

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Non – Allowable Assets
December 31, 2011

Non Allowable Assets	
Prepaid insurance	$14,197
Other receivables	103
Total Non-Allowable Assets	14,300
Haircuts	
Money market - 2% haircut	2,090
Total	$16,390

See accompanying notes to financial statements.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Schedule II
Independent Auditor's Report
On the Schedule of Operating Expenses

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended December 31, 2011 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 18, 2012

B.B. Graham & Company, Inc.
Schedule of Operating Expenses
For the Year Ended December 31, 2011

Operating Expenses

Automobile	$ 2,918
Bank service charges	279
Clearing broker fees	144,284
Commissions	3,264,048
Due and subscriptions	8,724
Insurance	75,892
Interest	1,677
Miscellaneous expenses	6,991
FINRA and SEC fees	71,527
Office expenses	6,564
Payroll tax expense	41,643
Postage	2,386
Professional fees	60,672
Recruiting	17,430
Rent & storage	174,000
Salaries and wages	560,155
Supplies	1,752
Taxes and licenses	14,824
Technology fees	74,022
Telephone	19,642
Travel & entertainment	7,694
Total Operating Expenses	$ 4,557,124

See accompanying notes to financial statements.

B.B. Graham & Company, Inc.
Schedule III – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to BB Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

B.B. Graham & Company, Inc.
Schedule IV – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to B.B. Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

In planning and performing my audit of the financial statements of B.B. Graham & Company, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 18, 2012

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

PART III

SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by B.B. Graham & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating B.B. Graham & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

B.B. Graham & Company, Inc.'s management is responsible for B.B. Graham & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated July 20, 2011 (SIPC-6), noting no differences. The amount due in Form SIPC-7 is part of accrued expenses.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 18, 2012